Exhibit 99.1

Press release

SES Receives All Required Regulatory Approvals to Complete Intelsat Acquisition

Luxembourg, 14 July 2025 – SES received the final regulatory approvals for the SES-Intelsat transaction, including the US Federal Communications Commission.

On 30 April 2024, SES and Intelsat announced an agreement for SES to acquire Intelsat for a cash consideration of $3.1 billion (€2.8 billion). The transaction was subject to receipt of relevant regulatory clearances and other relevant requirements which all have now been obtained.

As a result, SES plans to close the transaction on or about Thursday, 17 July 2025. Once closing has occurred, a press release will be published to confirm that the transaction has successfully closed.

For further information please contact:

Suzanne Ong

Communications

Tel. +352 710 725 500

suzanne.ong@ses.com

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

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About SES

SES has a bold vision to deliver amazing experiences everywhere on Earth by distributing the highest quality video content and providing seamless data connectivity services around the world. As a provider of global content and connectivity solutions, SES owns and operates a geosynchronous earth orbit (GEO) fleet and medium earth orbit (MEO) constellation of satellites, offering a combination of global coverage and high-performance services. By using its intelligent, cloud-enabled network, SES delivers high-quality connectivity solutions anywhere on land, at sea or in the air, and is a trusted partner to telecommunications companies, mobile network operators, governments, connectivity and cloud service providers, broadcasters, video platform operators and content owners around the world. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Generally, the word “will” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing and consummation of the transaction described herein, involve risks and uncertainties. SES’s and Intelsat’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of SES or Intelsat; the ability of SES and Intelsat to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; changes in tariffs, import and export control laws and regulations, as well as related guidance; geopolitical events, and regulatory, economic and other risks associated therewith; and continued uncertainty around the macroeconomy. Other factors that might cause such a difference include those discussed in the prospectus on Form F-4 filed in connection with the proposed transaction. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, SES and Intelsat undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed strategic business combination between SES and Intelsat, SES filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286828) that included a prospectus of SES. The registration statement was declared effective by the SEC on May 14, 2025, and the prospectus was mailed or otherwise disseminated to the shareholders of SES and Intelsat. SES also has filed and plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders can obtain free copies of the prospectus and other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC will be available free of charge on SES’s website at www.ses.com or by contacting SES’s Investor Relations Department by email at ir@ses.com. Copies of the documents filed with the SEC by Intelsat will be available free of charge on Intelsat’s website at www.intelsat.com or by contacting Intelsat’s Investor Relations Department by email at investor.relations@intelsat.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.